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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

                               ----------------

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                               ----------------

                                   74838E102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                               ----------------

                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), and the address of the principal executive offices of the Company is 55 W. Trimble Road, San Jose, California 95131. The title and the class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of the Company including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Preferred Shares Rights Agreement, dated as of January 10, 1996, as amended, between the Company and BankBoston, N.A. (formerly known as the First National Bank of Boston), as Rights Agent (the "Rights Agreement").

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 12, 1998 (the "Mentor Schedule 14D-1"), as amended on August 20, 1998, filed with the Securities and Exchange Commission (the "SEC") by MGZ Corp. ("MGZ"), a Delaware corporation and wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), relating to an offer by MGZ to purchase all outstanding Shares at a price of $12.125 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in MGZ's Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"). According to the Mentor Schedule 14D-1, the principal executive offices of each of Mentor and MGZ are located at 8005 S. W. Boeckman Road, Wilsonville, Oregon 97070.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

  (b) General. Certain information regarding contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the Company's Notice for Annual Meeting of Stockholders and Proxy Statement dated March 13, 1998, relating to its 1998 Annual Meeting of Stockholders (the "Proxy Statement"), under the headings "Compensation of Directors," "Beneficial Security Ownership of Management and Certain Beneficial Owners," "Executive Officer Compensation" and "Report of the Compensation Committee of the Board of Directors." Such sections of the Proxy Statement are filed as Exhibit 1 hereto and are incorporated herein by reference. To the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) MGZ, Mentor or their respective executive officers, directors or affiliates, except as described herein or incorporated by reference.

  Employment Agreement. The Company has an employment agreement dated November 4, 1992 with Keith R. Lobo, the Company's President and Chief Executive Officer, which is terminable by either the Company or Mr. Lobo at any time upon 30 days written notice. Pursuant to such agreement, upon termination of Mr. Lobo's employment, except for certain causes, the Company is obligated to pay Mr. Lobo severance payments equal to six months of his then base salary. Also, upon Mr. Lobo's involuntary termination, except for certain causes, within 12 months after a change of control of the Company, Mr. Lobo's options will be accelerated with respect to that number of shares which would have vested after 24 months of additional employment.

  Mentor Agreements. In connection with an asset purchase agreement between the Company and Mentor dated February 28, 1992, pursuant to which the Company acquired certain assets from Mentor, the Company granted to Mentor a warrant to purchase shares of Common Stock that may be exercised at a per share price of $30.00 and expires on February 27, 2000 (the "Mentor Warrant"). In addition to the Mentor Warrant, the Company has outstanding a promissory note payable to Mentor dated September 29, 1993 (the "Mentor Note"),

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pursuant to which the Company agreed to pay Mentor the principal sum of
$3,000,000, together with interest on the outstanding principal sum at the rate of 4% in five equal installments of $600,000, the last of which is due and payable on September 30, 1998. The Mentor Note was issued in connection with the early termination of a distribution agreement between Mentor and PiE Design Systems, Inc. ("PiE"), which merged with the Company in June 1993. The Mentor Warrant and the Mentor Note are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference. The foregoing descriptions of the Mentor Warrant and the Mentor Note are qualified by reference to such Exhibits.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Background and Recommendation.

  Prior to August 11, 1998, there had been no discussions between the Company and Mentor regarding a potential business combination for more than two years. At approximately 7:00 pm P.D.T. on August 11, 1998, Mr. Raymond Ostby, Chief Financial Officer of the Company, received a telephone call from a Wall Street Journal reporter requesting comment on an advertisement which was scheduled to appear the next morning, commencing the Offer. Mr. Ostby declined to comment. Later that evening, Mr. Glen Antle, Chairman of the board of directors of the Company ("the Board"), was given a letter by Mr. Walden Rhines, Chief Executive Officer and President of Mentor, stating the principal terms of the Offer. Mr. Rhines asked Mr. Antle to accept the Offer. Mr. Antle said that he was not authorized by the Board to accept such an offer, but that he would communicate it to the Company's Board.

  On August 12, 1998, Mentor and MGZ commenced the Offer. Also on August 12, 1998, Mentor filed preliminary materials with the SEC to solicit agent designations, final materials for which were filed by Mentor on August 20, 1998 (the "Solicitation").

  On August 12, 1998, the Company announced, in response to the Offer, that the Company's Board of Directors would study the Offer and make its recommendation to stockholders in due course. The Company urged all its stockholders to take no action with respect to the Offer and any related activities until the Company's Board made its recommendation. The press release announcing the response of the Board is attached hereto as Exhibit 4.

  The Board held a meeting on each of August 13, 1998 and August 17, 1998. At such meetings, the Board met with senior management of the Company and its financial and legal advisers and considered the Offer and various matters related thereto, including presentations by the Company's senior management and financial advisers, Hambrecht & Quist LLC ("H&Q"), on the terms of the Offer, the Company's financial performance, business strategy and business plan, and certain analyses regarding the foregoing.

  On August 14, 1998, Mr. Lobo received a telephone call from Mr. Rhines. Mr. Rhines offered to discuss the Offer with Mr. Lobo, including future prospects for key management and employees of the Company. Mr. Lobo stated that he would convey Mr. Rhine's comments to the Company's Board. No further discussions between Mr. Lobo and Mr. Rhine have occurred since that time.

  On August 21, 1998, the Board held a further meeting, at which the Board again reviewed and considered the Offer and related matters in consultation with its financial and legal advisors. Additional presentations were made by the Company's senior management concerning the Company's business plan, and by H&Q concerning analyses of the Offer. At the conclusion of its presentations, H&Q provided to the Board its opinion that the Offer was inadequate from a financial point of view. After further review by the Board and consideration of the interests of the Company's stockholders, the Board determined that the Offer was inadequate and not in the best interests of the Company's stockholders, that the Offer did not fully reflect the long-term value of the Company, and that stockholder interests would be better served by the Company continuing to pursue its business plan. In particular, the Board determined that the Company's business plan offered the potential for obtaining higher long-term benefits for the Company's stockholders than the Offer. This determination was based on, among other

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things, the opportunities for business expansion and revenue and earnings growth resulting from recently introduced products and from products under development for use in the electronic design automation market and in other related parts of the market.

  ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

  A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.

  (b) Reasons for the Recommendation.

  In reaching the conclusions referred to in Item 4(a), the Board took into account numerous factors, including but not limited to the following:

    (i) The Board's familiarity with the business, financial condition, prospects and business plan of the Company, the nature of the business and markets in which the Company operates and the Board's belief that the Offer does not adequately reflect the long-term opportunities available to the Company in its business and the electronic design automation market. In this regard, the Board particularly considered the following:

    . The Company's established position as the leading provider of emulation technology and a leader in cycle-based simulation, for the integrated circuit design verification market, as well as its reputation in the industry as a technological leader and innovator in this area. In this regard, the Board noted that the Company has supplied more than 80% of the installed base of emulation systems worldwide.

    . The Company's prospects for future growth based upon its current and future product plans, including the recently introduced Mercury(TM) Design Verification System, which offers substantially improved performance and ease of use, as well as the Company's additional products and enhancements planned for introduction at appropriate intervals over the next few years.

    . The Company's proven technical expertise, reflected in an estimated
      4,000 completed customer design projects and developed over years of activity in the design verification market.

    . The Company's expenditures of over $60 million on research and development in the past three years, leading to current and future planned products.

    . The Company's strong intellectual property position, including 25 issued United States patents, 25 pending United States patent applications and numerous international patents and patent application filings.

    . The Company's reputation for high-quality worldwide customer service and support resulting in the completion of an estimated 4,000 customer design projects.

    . The Company's acknowledged strength in the sale and implementation of emulation products.

    . The Company's acknowledged high-quality manufacturing infrastructure.

    . Anticipated growth in demand for emulation and cycle-based simulation resulting from continuing substantial increases in semiconductor design complexity.

    . Current conditions in the Company's business and markets, including the current adverse economic conditions in Asia, which have had a substantial effect upon the Company's recent quarterly financial performance and recent stock price.

    . The risks and assumptions inherent in achieving the Company's business plan.

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    (ii) The historical trading prices of the Company's Common Stock, including the Board's belief, based in part on the factors referred to above, that the trading price for the Company's Common Stock immediately prior to commencement of the Offer did not fully reflect the long-term value inherent in the Company. In this regard, the Board noted that, as of the Offer, the Offer represented a more than 25% discount from the highest closing price of the Common Stock during the year preceding the Offer and a less than 4% premium over the average of the closing prices of the Common Stock during the same period.

    (iii) The analyses performed by H&Q concerning, among other things, the Company's historical and projected financial performance and consequent implied valuations of the Company; Mentor's historical financial performance; projected pro forma financial results for Mentor were the Offer to be successful; comparisons of the terms of the Offer, premium and the implied valuation of the Company to those in other comparable transactions; and the trading histories of Mentor and the Company.

    (iv) The opinion of H&Q to the effect that the consideration to be received by the stockholders in the Offer is inadequate, from a financial point of view, to such holders as of the date of such opinion.

    (v) The history of extensive patent litigation between the Company and Mentor, which has to date affirmed the validity of the Company's key patents and has resulted, among other things, in the issuance by the United States International Trade Commission (the "ITC") of a Permanent Limited Exclusion Order against Mentor prohibiting Mentor from importing into the United States certain integrated circuit emulation systems, subassemblies and components manufactured by Mentor and its affiliate which infringe the Company's patents; the issuance by the ITC of a Permanent Cease and Desist Order permanently prohibiting Mentor from, among other things, selling, offering for sale or advertising such emulation systems, subassemblies and components in the United States; and the granting by the Federal District Court for the District of Oregon of the Company's motion for a preliminary injunction against Mentor's United States emulation activities. In this regard, the Board noted that the grant of the foregoing motion for a preliminary injunction had been affirmed by the United States Court of Appeals for the Federal Circuit on August 5, 1998 -- seven days prior to Mentor's commencement of the Offer.

    (vi) The disruptive effect of the Offer on the Company's sales efforts with its customers, as well as on the Company's relationships with its suppliers and employees.

    (vii) The Board's commitment to acting in the best interests of and protecting the Company's stockholders.

    (viii) The various circumstances of the Offer and conditions to which the Offer is subject.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Letter Agreement with H&Q. Pursuant to a letter agreement dated August 14, 1998 (the "Letter Agreement"), the Company has retained Hambrecht & Quist LLC ("H&Q") as its exclusive financial advisor with respect to the Offer and the evaluation of strategic alternatives. Pursuant to the Letter Agreement, the Company has agreed to pay H&Q:

    (1) a non-refundable retainer of $100,000 payable on the date of the Letter Agreement and creditable against any subsequent fees payable under the Letter Agreement;

    (2) a fee of $750,000 payable on delivery of an initial opinion regarding the fairness or adequacy of the Offer;


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    (3) a fee of $250,000 payable on delivery of each additional fairness opinion rendered in connection with a transaction including the same party or an additional party;

    (4) in the event the Company enters into an agreement for the sale of the Company, or recommends that the stockholders of the Company tender their shares in connection with a tender offer for 50% or more of the outstanding shares of Common Stock of the Company or recommends that the stockholders of the Company vote in favor of a proposed sale of the Company, or otherwise approves or endorses the sale of the Company, and such sale (a "Consensual Acquisition") of the Company is consummated, a fee, payable at closing, equal to 1.0% of the aggregate consideration received, less any fees previously paid;

    (5) in the event the Company determines it should remain independent and does not consummate a Consensual Acquisition by May 14, 1999, a fee, payable on May 14, 1999, of $1,000,000, less any fees previously paid; and

    (6) in the event that the Company is acquired prior to May 14, 1999 in a transaction other than a Consensual Acquisition, then upon consummation of such sale of the Company, a fee, payable at closing, equal to 0.75% of the aggregate consideration received, less any fees previously paid.

  A "sale" of the Company means any transaction or event or series or combination thereof, other than in the ordinary course of trade or business, whereby directly or indirectly, a majority interest in the Company or its businesses or assets is transferred; such transactions or events to include without limitation a sale or exchange of capital stock or assets (whether in a leveraged acquisition or otherwise), a merger or consolidation, a tender or exchange offer, a recapitalization (including without limitation one or more distributions to stockholders or repurchases or redemptions of shares which in the aggregate constitute greater than 50 percent of the market value of the Company's shares prior to such actions), or any similar transaction or event.

  Pursuant to the Letter Agreement, the Company agreed to indemnify H&Q against all liability resulting from the performance of H&Q's duties under such agreement, except for liability resulting from the gross negligence or willful misconduct of H&Q. The Company has also agreed to reimburse H&Q periodically for their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of their attorneys arising in connection with any matter referred to in the Letter Agreement. The Letter Agreement also provides that H&Q, if requested by the Board, will, among other things, assist the Company as an agent in contracting, qualifying and negotiating with potential acquirers approved by the Company.

  The Letter Agreement may be terminated at any time by either party thereto, in which event, H&Q will be entitled to full compensation if any time prior to the expiration of one year after such date of termination the Company consummates a sale of the Company and any compensation earned by it up to the date of the termination, including the reimbursement of all reasonable expenses incurred by H&Q.

  Other Agreements. The Company also has retained Abernathy MacGregor Frank as a public relations advisor in connection with the Offer and has retained Morrow & Co., Inc. to assist the Company in connection with communications with stockholders and to provide other services in connection with the Offer. The Company will pay Abernathy MacGregor Frank and Morrow & Co., Inc. reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnities.

  Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) There have been no transactions in the Shares during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that Glen M. Antle, Chairman of the Board, exercised an option to purchase 50,000 shares of Common Stock on June 8, 1998, at a per share exercise price of $0.64; William A. Hasler, Director, purchased 2,000 shares on the

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open market on July 24, 1998, at a per share price of approximately $7.84;
Tung-sun Tung, Vice President, Research & Development, purchased 1,174 shares of Common Stock under the Company's 1993 Employee Qualified Stock Purchase Plan (the "ESPP") on August 17, 1998, at a per share price of approximately $8.82; Naeem Zafar, Vice President of Marketing, purchased 1,104 shares of Common Stock under the ESPP on August 17, 1998, at a per share price of approximately $8.82; Jeffrey K. Jordan, Vice President, North American Sales, purchased 801 shares of Common Stock under the ESPP on August 17, 1998, at a per share price of approximately $8.82; Christopher J. Tice, Vice President, World-Wide Support Services and COBALT Technology, purchased 578 shares of Common Stock under the ESPP on August 17, 1998, at a per share price of approximately $8.82; and Dugald H. Stewart, Vice President, Manufacturing, purchased 120 shares of Common Stock under the ESPP on August 17, 1998, at a per share price of approximately $8.82.

  (b) To the Company's knowledge, none of the Company's executive officers, directors, subsidiaries currently intends to tender Shares which are held of record or beneficially owned by them pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) No negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the current capitalization or dividend policy of the Company.

  Notwithstanding the foregoing, the Board may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph. The Company has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

  (b)(i) The Rights Agreement.

  Effective as of January 10, 1996, the Board declared a dividend payable January 22, 1996 of one Right for each outstanding share of Common Stock of the Company held of record on January 22, 1996. The Rights were issued pursuant to the Rights Agreement referred to in Item 1 above. Each Right entitles its registered holder to purchase from the Company, after the Distribution Date (as hereinafter defined), one one-thousandth of a share of the Company's Series A Participating Preferred Stock at an exercise price of $50.00.

  Pursuant to the Rights Agreement as originally adopted, the Rights will not become exercisable or transferable or be distributed apart from the Common Stock until the earlier of (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, (the "Continuing Directors")), following a public announcement that an Acquiring Person has become such, and (ii) 10 days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares. The earlier of such dates is referred to as the "Distribution Date." An Acquiring Person is any person who or which, together with all affiliates or associates of such person, is the beneficial owner of 15% or more of the Shares then outstanding, other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company or any entity holding Shares for or pursuant to the terms of any such plan.


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  On August 21, 1998, pursuant to the terms of the Rights Agreement, the Board adopted a resolution to defer the occurrence of a Distribution Date, as a result of the Offer, to a date to be determined by the Board. Without such action by the Board, the Distribution Date would have been August 22, 1998 (i.e., the tenth day following the public announcement of the Offer by Mentor and MGZ).

  In addition, on August 21, 1998, pursuant to the terms of the Rights Agreement, the Board adopted a resolution to amend the Rights Agreement (x) to delete all provisions requiring the concurrence of a majority of Continuing Directors for (1) the redemption or exchange of the Rights at or after the time a person becomes an Acquiring Person or (2) the amendment of the Rights Agreement on or after the Distribution Date, (y) to add a requirement that if a majority of the Company's Board is elected at an annual or special meeting of stockholders, then for a period of 180 days following such election (1) the Rights cannot be redeemed or exchanged and (2) the Rights Agreement cannot be amended, if such redemption, exchange or amendment is reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by a person or entity who proposed, nominated or supported a director of the Company so elected at the annual or special meeting, and (z) to add a clause to the definition of Distribution Date pursuant to which the Board may determine the Distribution Date applicable to Mentor and MGZ in connection with the Offer or any amendment to the Offer or any subsequent tender offer by Mentor or its Affiliates or Associates (each as defined in the Rights Agreement).

  (b)(ii) Amendment to Bylaws.

  On August 21, 1998, pursuant to the Company's Certificate and Bylaws, the Board adopted a resolution to amend Section 2.3 of Article II of the Company's Bylaws to read in its entirety as follows:

  "A special meeting of the stockholders may be called at any time by (i) the board of directors, (ii) the chairman of the board, (iii) the president,
  (iv) the chief executive officer or (v) subject to the procedures set forth in this Section 2.3, one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

  Upon request in writing sent by registered mail to the president or chief executive officer by any stockholder or stockholders entitled to call a special meeting of stockholders pursuant to this Section 2.3, the board of directors shall determine a place and time for such meeting, which time shall be not less than ninety (90) nor more than one hundred (100) days after the receipt and determination of the validity of such request, and a record date for the determination of stockholders entitled to vote at such meeting in the manner set forth in Section 2.12 hereof. Following such receipt and determination, it shall be the duty of the secretary to cause notice to be given to the stockholders entitled to vote at such meeting, in the manner set forth in Section 2.4 hereof, that a meeting will be held at the place and time so determined."

  (b)(iii) General.

  Other than as set forth above, there is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer, which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries;
(2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the current capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Patent Litigation with Mentor.

  In January 1996, the Company filed a complaint with the International Trade Commission (the "ITC") in Washington, DC, seeking to stop unfair importation of logic emulation systems manufactured by Meta Systems ("Meta"), a French subsidiary of Mentor. In the complaint, the Company alleges that Mentor's hardware logic emulation systems infringe several of the Company's patents. Some of these patents were purchased by the

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Company from Mentor in 1992 and the Company successfully argued that Mentor could not contest their validity by reason of assignor estoppel, a legal doctrine which prevents the seller of a patent from later asserting that the patent is invalid ("Assignor Estoppel"). The Company sought and received in August 1996 temporary relief from the ITC in the form of Temporary Exclusion and Temporary Cease and Desist Orders. The Federal Circuit Court of Appeals affirmed the ITC's issuance of temporary relief in August 1997. In December 1997, the ITC issued: (1) a Permanent Limited Exclusion Order which permanently prohibits the importation of hardware logic emulation system, subassemblies or components manufactured by Mentor and/or Meta, which infringe the Company's patents and (2) a Permanent Cease and Desist Order permanently prohibiting Mentor from, among other things, selling, offering for sale or advertising the same hardware logic emulation devices. The ITC's two orders remain in effect until April 28, 2009, the latest expiration date of the Company's patents involved in the investigation.

  The Company is also engaged in a Federal District Court case with Mentor and Meta involving six of the Company's patents. Mentor and Meta are seeking a declaratory judgment of noninfringement, invalidity and unenforceability of the patents in dispute, and the Company has filed counteractions against Mentor and Meta for infringement and threatened infringement of the six patents. Mentor has also claimed in this Federal District Court case that press releases issued by the Company were defamatory and interfered with Mentor's prospective economic relations. In June 1997, Quickturn filed a motion for preliminary injunction, asking the District Court to prohibit Mentor from manufacturing, assembling, marketing, loaning or otherwise distributing emulation products and components in the United States, which products and components infringe certain claims in Quickturn's U.S. Patent No. 5,036,473. The District Court granted the Company's motion for summary judgment of Assignor Estoppel with regard to such patent. On December 20, 1996, the U.S. District Court in Oregon granted Quickturn's motion for a preliminary injunction against Mentor's domestic emulation activities. The Federal Circuit Court of Appeals affirmed the Oregon District Court's decision on August 5, 1998, both with regard to the preliminary injunction and the Assignor Estoppel. The Oregon action is currently set for trial in December 1998.

  In November 1996, Aptix Corporation ("Aptix") filed a suit against the Company in the U.S. District Court, the Northern District of California, alleging, among other things, various antitrust violations based on Quickturn's acquisition of patents and technology from Mentor, Quickturn's acquisition of PiE and purported threats by Quickturn to sue Aptix for patent infringement. Quickturn has moved for summary judgment in its favor with regards to these allegations. A hearing on these matters was held on August 4, 1998. Quickturn is awaiting a decision.

  In August 1997, a preliminary injunction sought by Mentor's German subsidiary, Mentor Graphics (Deutschland) GmbH, was issued by a regional court in Munich, enjoining agents of the Company from making certain statements concerning U.S. litigation matters between the Company and Mentor. In May 1998, the Munich District Court set aside the preliminary injunction based on the failure of Mentor's German subsidiary to advance its case within the six-month statutory limitation. In October 1997, the Company filed a complaint alleging infringement of the German part of the Company's European Patent No. 0 437 491 B1 against Mentor Graphics (Deutschland) GmbH, in the District Court of Dusseldorf. The main court hearing for this matter is set for March 1999.

  In February 1998, Aptix and Meta filed a lawsuit against the Company, in the U.S. District Court for the Northern District of California, alleging infringement of a U.S. patent owned by Aptix Corporation and licensed to Meta.

  Litigation Concerning the Offer.

  On August 12, 1998, Mentor and MGZ filed a complaint (the "Mentor Delaware Complaint") against the Company and the Board in the Court of Chancery of the State of Delaware seeking, among other things, an order (i) declaring that failure to redeem the Rights or to render the Rights inapplicable to the Offer and the proposed merger or failure to approve the Offer and the proposed merger would constitute a breach of the Board's fiduciary duties under Delaware law, (ii) invalidating the Rights or compelling the Board to redeem the Rights or render the Rights inapplicable to the Offer and the proposed merger, (iii) declaring that failure to approve the Offer and the proposed merger for purposes of Section 203 of Delaware Law would constitute a breach of the Board's fiduciary duties under Delaware law, (iv) compelling the Company Board to approve the Offer and the proposed merger for purposes of
Section 203 of Delaware Law, (v) enjoining the Board from taking any actions designed to impede or which have the effect of impeding the Offer, the Solicitation or the proposed merger and declaring that any such actions would constitute a breach of the Board's fiduciary duties under Delaware law, (vi) enjoining the Board from taking any actions to impede, or refuse to recognize the validity of, Mentor's call of a special meeting, provided that Mentor has obtained agent designations from Company stockholders holding not less than 10% of the outstanding Shares of the Company and (vii) enjoining the Board from taking any action to cause the Company to become subject to Section 2115 of the California General Corporation Law. The Mentor Delaware Complaint is filed as Exhibit 7 hereto and is incorporated herein by reference. The foregoing description is qualified by reference to such Exhibit.

  Also on August 12, 1998, Mentor and MGZ filed a complaint (the "Mentor Federal Complaint") against the Company in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that Mentor and MGZ have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules and regulations deemed applicable to the Offer and the Solicitation. The Mentor Federal Complaint is filed as Exhibit 8 hereto and is incorporated herein by reference. The foregoing description is qualified by reference to such Exhibit.

  On August 13, 1998, Howard Shapiro filed a purported class action suit on behalf of individual plaintiffs (the "Shapiro Complaint") against the Company and the Board in the Court of Chancery in the State of Delaware. The complaint alleges, among other things, that the defendants have breached their fiduciary duties to the Company's stockholders by failing to maximize stockholder value. The complaint seeks, among other things, to compel the defendants to carry out their fiduciary duties and to cooperate with any person or entity having a bona fide interest in proposing any transaction which would maximize stockholder value. A copy of the Shapiro Complaint is filed as Exhibit 9 hereto and is incorporated herein by reference. The foregoing description is qualified by reference to such Exhibit.

  Antitrust Matters.

  On August 20, 1998, the Company received from MGZ written notice (the "MGZ Letter") that Mentor filed a premerger notification form (the "Premerger Form") with the Federal Trade Commission (the "FTC") and the Department of Justice (the "DOJ") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") on or about August 20, 1998. The purpose of the Premerger Form is to give the FTC and the DOJ notice of the merger Mentor proposes to effect with the Company if the Offer is consummated. The Company is required to file its own Premerger Form no later than 10:00 a.m. E.S.T. on August 31, 1998. The applicable waiting period under the HSR Act will expire on September 4, 1998, unless terminated early or extended by the FTC or the DOJ. The MGZ Letter is filed as Exhibit 10 hereto and is incorporated herein by reference. The foregoing description is qualified by reference to such Exhibit.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

   Exhibit 1 The "Compensation of Directors," "Beneficial Security Ownership of Management and Certain Beneficial Owners," "Executive
               Officer Compensation" and "Report of the Compensation Committee of the Board of Directors" sections of the Proxy Statement.
   Exhibit 2   Warrant granted by the Company to Mentor dated February 28,
               1992.
   Exhibit 3   Company unsecured subordinated promissory note dated September
               29, 1983.
   Exhibit 4   Press Release of the Company dated August 12, 1998.
   Exhibit 5*  Letter to Stockholders regarding Board's recommendation dated
               August 24, 1998.
   Exhibit 6 Press Release of the Company announcing the Board's recommendation dated August 24, 1998.
   Exhibit 7   Complaint in MENTOR GRAPHICS CORPORATION AND MGZ CORP. V.
               QUICKTURN DESIGN SYSTEMS, ET AL., C.A. No. 16584NC, filed in the Court of Chancery of the State of Delaware on August 12, 1998.
   Exhibit 8   Complaint in MENTOR GRAPHICS CORPORATION AND MGZ CORP. V.
               QUICKTURN DESIGN SYSTEMS, No. 98-423, filed in the United
               States District Court for the District of Delaware on August
               12, 1998.
   Exhibit 9   Complaint in HOWARD SHAPIRO V. GLEN M. ANTLE, ET AL., C.A. No.
               16588NC, filed in the Court of Chancery of the State of Delaware on August 13, 1998.
   Exhibit 10 Letter from MGZ to the Company dated August 20, 1998 regarding the Hart-Scott-Rodino Premerger Notification Form filed by
               Mentor on or about August 20, 1998.

--------
* Included in materials mailed to stockholders of the Company.

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

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 1998
                                          QUICKTURN DESIGN SYSTEMS, INC.

                                          By:/s/ Keith R. Lobo
                                             ----------------------------------
                                             Keith R. Lobo
                                             President and Chief Executive
                                              Officer

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